September 13, 2024

Hue Kwok Chiu
Chief Executive Officer
Smart Logistics Global Limited
Unit 702, Level 7, Core B, Cyberport 3
100 Cyberport Road
Pokfulam, Hong Kong 999077

       Re: Smart Logistics Global Limited
           Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted August 20, 2024
           CIK No. 0001987189
Dear Hue Kwok Chiu:

     We have reviewed your amended draft registration statement and have the following comment.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
February 28, 2024 letter.

Amendment No. 3 to Draft Registration Statement on Form F-1
Risk Factors
The PRC government may intervene or influence our operations at any time, which could result in a material change in our operations..., page 17

1. We note your revised disclosure in response to prior comment 2. Please expand the body of the risk factor to more specifically discuss the risk that the government can intervene at any time.
 September 13, 2024
Page 2

       Please contact Joanna Lam at 202-551-3476 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact
Claudia Rios at 202-551-8770 or Karina Dorin at 202-551-3763 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:   Jane K. P. Tam, Esq.